

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2025

James F. DeSocio
President and Chief Executive Officer
Intellinetics, Inc.
2190 Dividend Drive
Columbus, Ohio 43228

> **Re: Intellinetics, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 16, 2025**
> **File No. 333-286586**

Dear James F. DeSocio:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Matthew Crispino at 202-551-3456 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology